

January 20, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of KNIGHTSWAN ACQUISITION CORPORATION, under the Exchange Act of 1934:

o   Units, each consisting of one share of Class A Common Stock and one-half of one redeemable public warrant

o   Class A Common Stock, par value $0.0001 per share

o   Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Sincerely,

Ben Sayr